SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: January 10, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Shareholder Letter that appears immediately following this page.

Capital improvement program
10 January 2008
Dear shareholders,
We are writing to you with more information about the measures we are proposing to strengthen our capital position, and the information you should expect to receive in the next few weeks.
Reasons for the capital improvement program
In our third quarter results announcement on 30 October 2007, which you can find on our website (www.ubs.com/investors), we provided you with information regarding our various exposures related to US residential sub-prime mortgages. At that time we also warned that given the nature of our exposure to these securities, we would face additional writedowns in the event of a further deterioration in the US housing and mortgage markets.
     Throughout October, November and into December, the markets for US residential sub-prime mortgages and related securities, and the US residential housing market in general, continued to deteriorate, and this led to increasing speculation about the potential for additional value impairment of our exposures.
     In view of these adverse market developments, it became increasingly evident that substantial additional writedowns would be required. We then knew that we faced the risk that the sheer size of these numbers, the resulting reduction in our capital ratios and any remaining uncertainty about the ultimate value of our positions could lead to an increased unease for clients and other stakeholders.
     On 10 December 2007 we issued further earnings guidance for fourth quarter 2007 in the light of further substantial writedowns of our US sub-prime mortgage backed securities holdings. At the same time we announced a comprehensive capital improvement program. You can find a link to this announcement at www.ubs.com/investors. The decisions on the capital improvement program were based on a number of considerations we set out below.
     The best indicator of our capital strength is the BIS Tier 1 capital ratio, which compares a regulatory definition of our equity capital with our risk-weighted assets using a formula set by the Bank for International Settlements. UBS normally maintains one of the highest Tier 1 ratios in the international banking sector.
     The drop in our Tier 1 ratio resulting from the expected substantial overall loss in fourth quarter could have led to downgrades by rating agencies of our top-tier financial ratings. This could have had a dual effect. It could, on the one hand, add to client concerns about our financial strength and, on the other hand, weaken our funding position and increase our borrowing costs in the international financial markets.
     A second, strategic, consideration is that the value of UBS depends crucially on the continued strength of our client businesses. During 2008, the environment for financial markets, especially in the US, is uncertain, and we need to manage through this period from a position of financial strength.
     For these reasons, we concluded that we needed to strengthen our capital position immediately.
     In addition, a strong capital position will allow us to grow our business in the future — and this, executed prudently, is a fundamental source of value creation for shareholders.
     At the same time, a decision to let our Tier 1 ratio drop to low levels, and rebuild the capital base through future earnings, would have substantially increased the risk and volatility of your shareholding in UBS. We judged that an immediate capital increase was the best course of action.
     We also concluded that such a strengthening of the capital base would have the desired effect only if we could communicate to our stakeholders that new capital is unconditionally committed to UBS. Moreover, we felt it would be a valuable demonstration of confidence to bring in highly reputable, stable, long-term financial investors. We believe that the Government of Singapore Investment Corporation — GIC — as lead investor meets these criteria completely.
     We considered undertaking a rights issue, but rejected this on the grounds of cost, complication and time. Such a fund raising exercise has a number of legal requirements that would have taken time to fulfil, and during that period new capital would not have been irrevocably committed. In current market conditions, this would in our judgement have allowed too many uncertainties to remain, put UBS’s reputation at risk, and left the share price exposed to speculation.
     You will have seen that some of our competitors have taken analogous measures. This shows that these measures are in line with contemporary market practice. We are confident that our prompt introduction of these measures means we have secured fresh capital from the best possible sources.
     We cannot, at this time, accurately predict the future development of US residential mortgage markets and therefore the ultimate impact on our positions in sub-prime mortgage related securities. However, we are confident that, after the proposed capital improvement, our capital position would remain strong even if conditions in the US housing market were to continue to deteriorate to levels below those that are currently anticipated.
     Certainty with respect to the financial soundness of UBS is critical to protect our client business and to secure continued low-cost funding in international capital markets. These two elements are essential for the value of your firm and we therefore strongly believe that our actions are in the best interest of our shareholders.
Details of the capital improvement program
Mandatory Convertible Notes
UBS intends to issue mandatory convertible notes (MCN) in the amount of CHF 13 billion to two long-term financial investors. The Government of Singapore Investment Corporation Pte. Ltd. (GIC)

Capital improvement program	10 January 2008
has agreed to subscribe for CHF 11 billion and an investor from the Middle East for CHF 2 billion. The notes mature at the latest in two years (March 2010). Through the lifetime of the MCN, the holders will receive an annual coupon of 9% of the nominal value of the notes. Upon maturity, the MCNs will be converted into UBS shares at a price that is linked to the current market price of UBS shares.
     The notes contain market standard provisions allowing early conversion at the option either of the holders or UBS.
     The MCNs’ 9% annual coupon takes into account not only the cost of capital but also the risk of share price deterioration before conversion and the fact that in the meantime MCN holders will not receive any dividends.
     The number of shares that will be issued to holders of the MCNs will depend firstly on an average of the closing price of UBS shares on
7 December 2007 (CHF 57.20) and the share prices three days prior to the Extraordinary General Meeting (EGM), and secondly on the share price at the time of conversion. The minimum number of shares that will be issued will be 177 million. The maximum will be 252.5 million, or possibly slightly more depending on dividend payments in 2008 and 2009. Details of the terms of the transaction can be found in the summary term sheet on our web site at www.ubs.com/investors.
     Shareholders must approve the creation of the conditional capital required in connection with the conversion of the MCNs by a majority of two-thirds of all shares represented at the EGM.
     The capital impact will therefore be effective only in first quarter 2008. In order to keep our Tier 1 capital ratios at an appropriate level for year-end 2007, we additionally propose to replace the anticipated 2007 cash dividend with a stock dividend. The Board of Directors has approved the re-issuance of 36.4 million shares that had previously been bought back and earmarked for cancellation.
Stock dividend
The mechanism for this dividend is designed to provide shareholders with the opportunity to receive proceeds comparable to the cash dividend paid in the previous year.
     We propose to allocate one entitlement to each share outstanding on the record date, which will be after the regularly scheduled Annual General Meeting (AGM) on 23 April 2008. A certain number of entitlements will give the holder the right to receive one additional UBS share for free.
     The entitlements are expected to be tradable for nine business days and will then be converted into UBS shares. Your entitlements may not equate to an exact number of new UBS shares. You can either sell or purchase entitlements in the market to either receive cash or assemble the required number of entitlements to allow you to receive an exact number of UBS shares.
     Shareholders will have to approve the creation of authorized capital to enable the stock dividend at the EGM in February. The level proposed by the Board of Directors will not exceed 5% of the current share capital, or a ratio of one free new share for a minimum of every 20 shares already owned. The final subscription ratio will be determined by the Board of Directors, and shareholders will be informed on the day of the AGM in April.
     If, for example, the number of entitlements required to receive an additional UBS share for free is set at 20 and the share price is approximately CHF 50, the market value of one entitlement be in the order of CHF 2.50. You will be able to sell the entitlement to receive roughly the same amount of cash as you we have had if last year’s cash dividend level had been maintained.
     This stock dividend is tax efficient for shareholders resident in Switzerland and in many other countries.
     Unlike a cash dividend, where the Swiss withholding tax of 35% is deducted from the gross amount payable, the stock dividend will be allocated to shareholders without deduction of tax For income tax purposes, the taxable value of the stock dividend will be slightly above the par value of CHF 0.10 of the shares distributed as a stock dividend. For Swiss shareholders, this is a very small fraction of the taxable value of an equivalent cash dividend.
     The taxation of shareholders not resident in Switzerland depends on the laws in their tax jurisdiction. In many cases, the distribution of entitlements and the exercise thereof should be tax free. Shareholders should consult with their own tax advisors to determine the tax treatment applicable to them.
Treasury Shares
The Board of Directors has used its discretion to rededicate for sale the 36.4 million treasury shares UBS currently holds which were previously intended for cancellation. This decision will add approximately CHF 2 billion to Tier 1 capital.
Capital management and shareholder value
Of course, this capital improvement program reduces your percentage ownership in UBS. Where, before these measures, as our existing shareholders you owned 100% of UBS, you will own around 90% after them. On the other hand, the book value attributable to shareholders per share will be higher as a result of these measures. Whether earnings per share will be higher or lower as a result of these measures depends on the effect they have in maintaining the strength, and therefore profits level, of the bank in general and the wealth management business in particular. On this point, as we indicated on 10 December, net new money inflows during the fourth quarter in Global Wealth Management & Business Banking remain strong.
     It is possible that the capital improvement program might raise too much capital, but we favored this approach over the potential risk of not having raised enough capital, should markets deteriorate further. Eventually, though, we are confident that all our businesses can return to normalized performance levels. At that point we expect to return to our established pattern of generating excess capital. When we are satisfied with the results of these measures, we expect to return also to our normal policy, subject to regulatory requirements, of returning excess capital -that is, capital that exceeds the level that we believe to be reasonably appropriate in the context of our portfolio and business growth — to shareholders, through buyback and cash dividends.
     From January 2000 to January 2007, UBS returned CHF 26.2 billion to shareholders by way of share buy-back programs. In the same period, the dividend increased from CHF 0.92 to CHF 2.20 per share. We believe that this track record should provide you with the necessary reassurance that we believe in creating real value for shareholders.

Capital improvement program	10 January 2008
Current management policy
UBS has a history of creating increased profits, strong growth and greater shareholder value by focusing globally on three businesses — wealth management, asset management and investment banking — and by making sure these businesses operate as one integrated whole. We continue to believe that this strategy is appropriate for the financial industry for many years to come.
     The past year has seen a sudden and unprecedented collapse in an important securities market, with implications for world credit markets. UBS, in common with many other firms, suffered significant losses as a result. UBS is addressing the issues — both personnel and systems — exposed by these market events, and the appropriate lessons have been drawn. UBS will become a stronger firm as a result of these changes.
     Although we can take measures to strengthen UBS, we cannot control the environment in which we operate. Our geographical diversity is an advantage, as are our very strong fee earning businesses in wealth management, asset management and investment banking. Nevertheless, it is important to recognize that the problems that the financial industry faces have not evaporated with the turn of the year, and that 2008 is likely to be another generally difficult year.
     Our responsibility is to maximize the value of UBS by making sure it is in a position to navigate the current turbulent markets and to grow its profits in the medium and long term. We believe that the capital improvement program is a fundamental part of this process.
     We will write to you again at the end of the month with a detailed agenda and a Shareholder Information Brochure for the EGM, which will be held at the St. Jakobshalle in Basel, Switzerland, on 27 February 2008 at 10 a.m.

Yours sincerely

Marcel Ospel Chairman	Marcel Rohner Chief Executive Officer
Cautionary statement regarding forward-looking statements
This letter contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the consummation of the measures to increase capital described in this letter; the sufficiency of these measures as compared to anticipated market developments; the effect of these measures on client confidence; the impact of the proposed measures on your interest in UBS; and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) the extent and nature of future developments in the subprime market, (2) the occurrence of other market and macro-economic trends, whether as a result of subprime market developments or due to other unanticipated market trends, (3) the impact of such future developments on positions held by UBS and on our short-term and longer-term earnings; (4) the successful consummation of the sale of the mandatory convertible notes, the stock dividend and the sale of the treasury shares discussed above; (5) our ability to utilize the additional capital to develop our customer businesses; and (6) the impact of all these matters on the timing and amount of future returns of capital. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
The issuer may file a registration statement (including a prospectus) with the SEC for any offering pursuant to the stock dividend discussed above. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling toll-free +1-866-541 9689 (US Transfer Agent, Mellon Investor Services) or Shareholder Services in Switzerland at +41-44-235 62 02. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-235 41 00 or +1-212-882 5734.
This letter is not an offering of any securities that may be described above.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

By:	/s/ Mark Klein
	Name:	Mark Klein
	Title:	Executive Director

Date: January 10, 2008